SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brasil – April 14, 2005

Embratel Participações S.A.
BOVESPA: EBTP3, EBTP4; NYSE: EMT

The Company holds 98.8% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

ANNOUNCEMENT THE RESULTS OF THE SHARES SUBSCRIBED FOR DURING
THE INITIAL SUBSCRIPTION PERIOD OF THE CAPITAL INCREASE
(Free Translation)

Embratel Participações S.A. announces today, based on information provided by Banco Itaú S.A., the registrar for the Company’s shares, the number of new Embrapar common shares (ON), preferred shares (PN) and American Depositary Shares (ADSs), subscribed for in the Brazilian and U.S. markets, respectively, during the preemptive rights exercise period that began on March 10, 2005 and ended on April 11, 2005, in connection with Embrapar’s capital increase by private subscription of shares approved by Embrapar’s Board of Directors on February 3, 2005 and rectified and ratified on February 23, 2005, and the number of remaining unsubscribed shares that are available for subscription in the first reoffering round by Embrapar shareholders who subscribed for shares during the preemptive rights exercise period and indicated an interest in subscribing for additional shares.

Shares Subscribed during the Preemptive Period
Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Shares to be Subscribed	157,658,651,441	100.0%	266,248,325,303	100.0%	423,906,976,744	100.0%
Shares Subscribed	143,802,116,431	91.2%	51,141,128,849	19.2%	194,943,245,280	46.0%
- Controlling Shareholder	142,291,419,696	90.3%	-	0.0%	142,291,419,696	33.6%
- Other Shareholders	1,510,696,735	1.0%	47,770,943,849	17.9%	49,281,640,584	11.6%
- ADRs Eauivalents Subscribeds	-	0.0%	3,370,185,000	1.3%	3,370,185,000	0.8%
Unsubscribed Shares	13,856,535,010	8.8%	215,107,196,454	80.8%	228,963,731,464	54.0%

Embrapar shareholders who subscribed for shares during the preemptive rights exercise period and indicated an interest in subscribing for additional shares in the first reoffering round will have the right to subscribe up to 1,174516 shares for each share subscribed according to the criteria described in the notice to shareholders dated March 2, 2005.

Embrapar reminds shareholders that the period for subscription of the remaining unsubscribed shares in the first reoffering round by preferred and common shareholders who indicated an interest in purchasing additional shares in the first reoffering round starts on April 15, 2005 and ends on April 19, 2005.

After that date, if there are any remaining unsubscribed shares, a second reoffering round will take place from April 25, 2005 through April 27, 2005 for those shareholders who subscribed for shares in the first reoffering round.

The procedures relating to holders of ADSs are described in the prospectus referred to below.

A registration statement on Form F-3 (“F-3”) has been filed with the U.S. Securities and Exchange Commission (“SEC”) regarding the preferred shares, ADSs and the related subscription rights to be offered in the United States of America and has been declared effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy preferred shares, ADSs or the related subscription rights in the United States or to U.S. persons (as such term is defined under Regulation S under the U.S. Securities Act of 1933, as amended, nor shall there be any sale of shares or subscription rights in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

The prospectus relating to the offering of subscription rights, preferred shares and ADSs may be obtained from the following address: www.embratel.com.br/ir

The offering of rights described herein is made for the acquisition of securities of a Brazilian company. The offering is subject to disclosure requirements in Brazil, which are different from those of the United States.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

- - x - -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.